UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
OMB APPROVAL
OMB Number: 3235-0101
Expires: June 30, 2020
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)
America's Car-Mart Inc.
(b) IRS IDENT.
NO. 63-0851141 (c)
S.E.C. FILE NO. 0-14939
WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
802 SE Plaza Ave,
Ste 200
(e) TELEPHONE NO.
AREA CODE 479
NUMBER 418-8015
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD Eddie Hight
(b)
RELATIONSHIP TO
ISSUER Director
(c) ADDRESS STREET CITY STATE ZIP CODE
 7 W. Nottingham Lane Roggers AR 72758

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
Number and the S.E.C. File Number.

3 (a) (b) SEC USE ONLY (c)
Number of Shares
or Other Units
To Be Sold 27370
(See instr. 3(c))
(d)
Aggregate
Market
Value
(See instr. 3(d))
(e) 1094800.00
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
(f) 0
Approximate
Date of Sale 08/31/2017
(See instr. 3(f))
(MO. DAY YR.)
(g)
Name of Each
Securities
Exchange NASDAQ/OTC
(See instr. 3(g))
Title of the
Class of
Securities
To Be Sold Commin Stock
Name and Address of Each Broker Through Whom the
Securities are to be Offered or Each Market Maker who is Acquiring the Securities
Broker-Dealer First Allied Securities va Pershing LLC.
File Number



TABLE I SECURITIES TO BE SOLD


Title of
the Class Common Stock
Date you
Acquired Nature of Acquisition Transaction
4/15/05 4/30/08 4/30/09 5/1/07 5/1/08 5/1/09
Name of Person from Whom Acquired
America's Car-Mart Inc (Compancy)
(If gift, also give date donor acquired)
Amount of
Securities Acquired
27370
Date of
Payment
4/15/05 4/30/08 4/30/09 5/1/07 5/1/08 5/1/09
Nature of Payment ESOP Excerize

TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
No shares sold in the past three month

DATE OF NOTICE (SIGNATURE) 8/31/2017

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, 8/31/2017

Signed Eddie Hight